Trevor V. Gunderson

Vice President, Deputy General Counsel

Law Department

Telephone:  (763) 764-5324

Facsimile:  (763) 764-5102

May 11, 2012

VIA EDGAR

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C.  20549-7010

RE:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 29, 2011
Filed July 8, 2011
File No. 1-01185

Dear Mr. Horowitz:

We note from your comment letter dated April 30, 2012, regarding the above-referenced filing of General Mills, Inc., that you have requested a response to your comments within ten business days.  To ensure that we have adequate time to prepare a thorough and complete response, we propose to provide you with our response by May 23, 2012.

If you have any concerns or questions regarding our proposed schedule, please contact me at the telephone number listed above.

Very truly yours,

/s/ Trevor V. Gunderson
Trevor V. Gunderson

TVG:bg

cc:	Ms. Sandy Eisen
Ms. Kimberly Calder, Assistant Chief Accountant